UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

HD SUPPLY HOLDINGS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Dan S. McDevitt

General Counsel and Corporate Secretary

3400 Cumberland Boulevard

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Robert A. Profusek

R. Kenneth Boehner

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 581-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by HD Supply Holdings, Inc. (“HD Supply” or the “company”). The Schedule 14D-9 relates to the tender offer by a wholly owned subsidiary (“Purchaser”) of The Home Depot, Inc. (“Home Depot” or “Parent”) disclosed in the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 24, 2020 pursuant to which Purchaser offered to purchase for cash all of the outstanding shares of the company’s common stock (the “Shares”) at a price of $56.00 per Share, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2020 and in the related Letter of Transmittal, which, together with any amendments thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended to include the following:

“Expiration of the Offer.

At midnight, New York City time, at the end of the day on Wednesday, December 23, 2020, the Offer expired. The depositary advised that, as of the expiration of the Offer, a total of 127,928,897 Shares had been validly tendered and not validly withdrawn in the Offer, representing approximately 82.9% of the outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the condition to the Offer that there be validly tendered and not validly withdrawn prior to the expiration thereof a number of Shares that, together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent a majority of the Shares outstanding at the expiration of the Offer (determined on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)). All other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

On December 24, 2020, Home Depot and Purchaser completed the acquisition of HD Supply by consummating the Merger without a vote of the stockholders of HD Supply in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into HD Supply, with HD Supply continuing as the Surviving Corporation and a wholly owned subsidiary of Home Depot, and each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Home Depot, Purchaser or HD Supply, or by any of their respective direct or indirect wholly owned subsidiaries, and Shares held by stockholders of HD Supply who were entitled to demand and who had properly and validly demanded their statutory rights of appraisal and had neither withdrawn nor lost such rights prior to the Effective Time) was converted into the right to receive $56.00 per Share in cash, without interest, subject to any withholding of taxes.

As a result of the Merger, the Shares have been delisted and ceased trading on the Nasdaq Global Select Market. The parties intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of HD Supply’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HD SUPPLY HOLDINGS, INC.

By:	/s/ Evan J. Levitt
Name:	Evan J. Levitt
Title:	Senior Vice President, Chief Financial Officer and Chief Administrative Officer

Date: December 28, 2020